UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of February

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                           15 February 2007

                                BioProgress plc

               BioProgress to present at 19th Annual Roth Capital
                        Partners Growth Stock Conference

London, UK, 15 February 2007: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the speciality pharmaceutical and healthcare company, announces that the Company will make a presentation at the 19th Annual Roth
Capital Partners Growth Stock Conference, being held from February 19 - 22 in
Laguna, California, USA.

For further information:
BioProgress Plc                                            + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO

Buchanan Communications                                    + 44 (0) 20 7466 5000
Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business  based around its platform technologies in polymer and film systems.
Listed on London's  AIM in May 2003 and on US NASDAQ in October 2004, the
company has over 80 patents  granted or in application within 24 patent families and has product development agreements  and strategic alliances with several
global companies. As a vertically integrated   business, BioProgress has
acquired sales and marketing resources within Europe  and the US as a launch mechanism for its own pharmaceutical products. The  business continues to develop innovative delivery mechanisms using its XGELTM  polymer technology, replacing the need to use animal-derived gelatine in  pharmaceutical and healthcare products. For further information please go to  www.bioprogress.com

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation  Reform Act of 1995, this paragraph applies. These statements are based on  management's current expectations and are subject to uncertainty and changes in  circumstances. Actual results may vary materially from the expectations  contained in the forward-looking statements. The forward-looking statements in  this release include statements addressing future financial and operating results  and the timing and benefits of the reorganisation. Detailed information about  factors pertinent to the business of the company that could cause actual results  to differ is set forth in the Company"s filings with the
Securities and Exchange  Commission. The Company is under no obligation to (and expressly disclaim any such  obligation to) update or alter its forward-looking statements whether as a result of new  information, future events or otherwise.
This announcement is for information only  and does not constitute an offer or invitation to acquire or dispose of any  securities or investment advice. The distribution of the announcement and/or  issue of securities in certain jurisdictions may be restricted by law. Persons  into whose possession this announcement comes are required to inform themselves about  and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: February 15, 2007